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05041333

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich	CT	063830-6086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman L. Ziegler (203) 618-3367
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05 S.S



OATH OR AFFIRMATION

I, Norman L. Ziegler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McMahan Securities Co. L.P., as of December 31, 20_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2008

Marie E. Jean-Pierre
Notary Public

Signature
Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

MCMAHAN SECURITIES CO. L.P.

December 31, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
McMahan Securities Co. L.P.

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. (the "Partnership") as of December 31, 2004, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 14, 2005

·0 Broad Street
·ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

·rant Thornton LLP
· Member of Grant Thornton International

McMahan Securities Co. L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 244,162
Receivable from clearing broker	12,627,010
Securities owned	118,333,086
Interest and dividends receivable	357,842
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,474,433)	1,397,482
Investments	10,080,767
Other	713,737
	$143,754,086

LIABILITIES AND PARTNERSHIP CAPITAL

Securities sold, not yet purchased	$ 88,428,987
Accrued expenses and other	5,327,908
	93,756,895
Commitments and contingencies	
Partnership capital	49,997,191
	$143,754,086

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

STATEMENT OF INCOME

Year ended December 31, 2004

Income	
Commissions	$11,478,431
Gain on principal transactions	10,369,254
Interest and dividends	3,064,249
Private placement fees	7,675,000
Net gain in investments	386,378
Corporate finance fees	659,988
Other	683,987
	34,317,287
Expenses	
Compensation and benefits	20,851,777
Floor brokerage and clearance	1,349,671
Communications	1,343,243
Interest and dividends	1,717,366
Professional fees	1,902,552
Occupancy	957,872
Travel and entertainment	625,391
Depreciation and amortization	508,066
Other	241,286
	29,497,224
NET INCOME	$ 4,820,063

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

Year ended December 31, 2004

	General Partners	Limited Partners	Total
Partnership capital - January 1, 2004	$12,701,301	$40,604,838	$53,306,139
Capital contributions	-	1,859,523	1,859,523
Distributions to partners	(970,015)	(9,018,519)	(9,988,534)
Net income	2,184,244	2,635,819	4,820,063
Partnership capital - December 31, 2004	$13,915,530	$36,081,661	$49,997,191

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 4,820,063
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	508,066
Increase in fair value of investments	(226,395)
Changes in:	
Securities owned	(42,456,972)
Investments	11,840,018
Interest and dividends receivable	4,339
Other assets	641,862
Securities sold, not yet purchased	47,242,996
Receivable from broker	(14,797,871)
Accrued expenses and other liabilities	91,916
Net cash provided by operating activities	7,668,022
Cash flows from investing activities	
Purchase of furniture, fixtures, office equipment and leasehold improvements	(572,935)
Net cash used in investing activities	(572,935)
Cash flows from financing activities	
Capital contributions	1,859,523
Distributions to partners	(9,988,534)
Net cash used in financing activities	(8,129,011)
NET DECREASE IN CASH	(1,033,924)
Cash at beginning of year	1,278,086
Cash at end of year	$ 244,162
Supplemental disclosure of cash flow information:	
Cash paid during the year for	
Interest	$ 1,501,751

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - ORGANIZATION

McMahan Securities Co. L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership is principally engaged in proprietary trading and investment banking activities. The Partnership also introduces institutional customers to correspondent brokers and earns commissions on their transactions. The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Preparation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2. *Cash and Cash Equivalents*

The Partnership considers all highly liquid investments with an initial maturity of three months or less at the purchase date to be cash equivalents.

3. *Security Transactions*

Security transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value. Fair value is determined as follows: securities owned and securities sold, not yet purchased listed on a national securities exchange (or a National Market Security reported by the National Association of Securities Dealers Automated Quotations system) are valued at the closing market price, on the last day of the year, on the principal exchange on which they are traded. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued using the last sale price. For fixed income and preferred securities that are traded predominantly in the over-the-counter market, fair value is established based on quotes obtained from third-party market makers.

Net realized gains and losses are calculated on an average-cost basis. The net changes in unrealized appreciation or depreciation of investments are included in the statement of income.

NOTE B (continued)

4. *Interest and Dividends*

Interest income, expense and stock loan rebates are recognized on an accrual basis. Dividend income and dividends paid on short sales are recorded on the record date. Dividends declared on securities sold, not yet purchased existing at the record date are recorded as dividend expense.

5. *Private Placements*

Fees from private placements are recognized when earned and are reflected in the statement of income.

6. *Furniture, Equipment and Leasehold Improvements*

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

7. *Investments*

Investments in pooled asset vehicles are reported in the statement of financial condition at fair value which approximates the Partnership's portion of the net assets of these investments. The Partnership's risk of loss is limited to its investment in these entities. The Partnership may make additional contributions or withdrawals.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9. *Related Party Transactions*

The Partnership is reimbursed for certain costs incurred on behalf of affiliates. The Partnership has a receivable for these costs of $268,761 at December 31, 2004, which is included in other assets in the statement of financial condition.

NOTE C - INCOME TAXES

No provision has been made for income taxes since these taxes are the responsibility of the individual partners.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The Partnership conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Partnership's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and the due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Partnership is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

The Partnership has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (Rule 15c3-3). At December 31, 2004, the Partnership had net capital of $7,529,646, which exceeded its requirement of $250,000 by $7,279,646.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

NOTE F (continued)

Although the Partnership clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss.

NOTE G - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership has a noncancellable lease for office space, which expires on March 31, 2008. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum rentals
Year ending December 31,	
2005	$ 781,262
2006	795,042
2007	836,384
2008	209,096
	$2,621,784

Legal Matters

In the ordinary course of business, the Partnership has been named as a defendant in certain legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial condition and results of operations of the Partnership.

NOTE H - 401(k) PLAN

The Partnership maintains a 401(k) savings and profit-sharing plan (the "Plan"). Full-time employees who have completed three months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan. For the year ended December 31, 2004, the Partnership provided approximately $51,000 to the Plan.

SUPPLEMENTARY INFORMATION

McMahan Securities Co. L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital	
Partnership capital	$49,997,191
Deductions	
Furniture, fixtures, office equipment and leasehold improvements (net)	1,397,482
Other assets and investments	10,795,904
Commodity futures contracts	336,000
Net capital before haircuts	37,467,805
Haircuts on securities	29,938,159
Net capital	7,529,646
Minimum net capital requirement	250,000
Excess of net capital	$ 7,279,646

No material difference exists between the above computation and the computation included in the Partnership's unaudited Form X-17A-5 Part IIA filing.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

MCMAHAN SECURITIES CO. L.P.

December 31, 2004


SEC MAIL
RECEIVED
PROCESSING
MAR 2 3 2005
WASH. D.C.
213
SECTION

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
McMahan Securities Co. L.P.

In planning and performing our audit of the financial statements and supplementary information of McMahan Securities Co. L.P. (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0 Broad Street
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

rant Thornton LLP
Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partnership's management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 14, 2005

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com